SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

January 31, 2013

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re.: AMENDMENT TO MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following amendment to the Material Event about the Annual General Meeting of Shareholders sent to you on January 24, 2013:

Due to an involuntary error we informed February 8, 2013 as the record date for Credicorp’s Annual General Meeting when in fact the record date is February 11, 2013.

Sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2013

CREDICORP LTD. (Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative